September 14, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kevin Woody
Re:     First Industrial, L.P.
Form 10-K for fiscal year ended December 31, 2008
Filed March 2, 2009
File No. 333-21873
Dear Mr. Woody:
     We are writing to provide you with information that you requested during a telephonic meeting we had on September 1, 2009. The information requested is set forth below (in italics), followed immediately by the response of First Industrial, L.P. (the “Operating Partnership”).
     (1) Please provide additional disclosure regarding the redemption provisions for limited partner unit holders.
     We propose to disclose in Item 5 and in the Partners’ Capital footnote within the notes to the financial statements of the Quarterly Report on Form 10-Q for the period ended September 30, 2009 and future Annual Reports on Form 10-K of the Operating Partnership as follows:
     “Subject to certain lock-up periods, holders of limited partner Units of the Operating Partnership can redeem their Units by providing written notification to the General Partner of the Operating Partnership. Unless the General Partner provides notice of a redemption restriction to the holder, redemption must be made within seven business days after receipt of the holder’s notice. The redemption can be effectuated, as determined by the General Partner, either by exchanging the Units for shares of common stock of the REIT on a one-for-one basis, subject to adjustment, or by paying cash equal to the fair market value of such shares. Prior requests for redemption have generally been fulfilled with shares of common stock of the REIT, and we intend to continue this practice. If each Unit of the Operating Partnership were redeemed as of December 31, 20        , we could satisfy our redemption obligations by making an aggregate cash payment of approximately $                     million or by issuing                     shares of REIT common stock.”
     (2) Please provide your accounting policy disclosure to be included in future filings which addresses the accounting and reporting treatment of the LPUs in accordance with EITF 98-2 “Accounting by a Subsidiary or Joint Venture for an Investment in the Stock of Its Parent Company or Joint Venture Partner” and EITF 00-19

“Accounting for Derivative financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”.
     We propose to disclose in the Summary of Significant Accounting Policies of the Quarterly Report on Form 10-Q for the period ended September 30, 2009 and future Annual Reports on Form 10-K of the Operating Partnership as follows:
     “Limited partner Units are reported within Partners’ Capital in the balance sheet as of December 31, 20         and 20         because they are not redeemable for cash or other assets (a) at a fixed or determinable date, (b) at the option of the Unitholder or (c) upon the occurrence of an event that is not solely within the control of the Operating Partnership. Redemption can be effectuated, as determined by the General Partner, either by exchanging the Units for shares of common stock of the REIT on a one-for-one basis, subject to adjustment, or by paying cash equal to the fair market value of such shares.
     The Operating Partnership is the only significant asset of the REIT and economic, fiduciary and contractual means align the interests of the REIT and the Operating Partnership. The Board of Directors and officers of the REIT direct the REIT to act when acting in its capacity as sole general partner of the Operating Partnership. Because of this, the Operating Partnership is deemed to have effective control of the form of redemption consideration. As of December 31, 20        , all criteria were met for the Operating Partnership to control the actions or events necessary to issue the maximum number of REIT common shares required to be delivered upon redemption of all remaining Units.”
******
     In connection with responding to the above comments, the Operating Partnership hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Operating Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions about the Operating Partnership’s responses to your comments or require further explanation, please do not hesitate to telephone me at (312) 344-4380.
Very truly yours,
Scott Musil
Enclosures

cc:	John H. Clayton William E. Turner II